Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

SilverCrest Metals Inc. (the “Company” or “SilverCrest”)

Suite 501, 570 Granville Street

Vancouver, British Columbia

V6C 3P1 Canada

Item 2.	Date of Material Change

December 3, 2019

Item 3.	News Release

News Release dated December 3, 2019 was disseminated through GlobeNewswire.

Item 4.	Summary of Material Change

The Company entered into an agreement with a syndicate of underwriters led by National Bank Financial Inc., Desjardins Securities Inc. and Scotia Capital Inc. pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 11,000,000 common shares of the Company at a price of C$7.28 per share for aggregate gross proceeds to the Company of C$80,080,000.

Item 5.1	Full Description of Material Change

The Company entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by National Bank Financial Inc., Desjardins Securities Inc. and Scotia Capital Inc. pursuant to which the Underwriters have agreed to purchase, on a bought-deal basis, 11,000,000 common shares of the Company (“Shares”) at a price of C$7.28 per Share for aggregate gross proceeds to the Company of C$80,080,000 (the “Offering”).

The Underwriters have been granted an option (the “Over-Allotment Option”), exercisable in whole or in part, at any time within 30 days following the closing of the Offering, to purchase from the Company up to an additional 15% of the Shares offered under the Offering.

The Company will pay the Underwriters a cash commission of 5% of the gross proceeds of the Offering, including any proceeds realized on exercise of the Over-Allotment Option, subject to reduced commission of 2.5% on maximum proceeds of up to C$5 million from the President’s List of subscribers.

The Company intends to use the net proceeds of the Offering for the continued exploration and development of the Company’s Las Chispas Project and for general working capital and administrative purposes.

The Offering is expected to close on or about December 18, 2019 and is subject to a number of conditions, including receipt of all necessary securities regulatory approvals and the approval of the Toronto Stock Exchange and NYSE American.

The Shares will be offered in all provinces of Canada (except Québec) pursuant to a short form prospectus and will be offered in the United States pursuant to a registration statement on Form F-10 registering the Shares under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System (“MJDS”) adopted by the United States and Canada. The Shares may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions. However, there will not be any sale of Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of such province, state or jurisdiction.

A preliminary short form prospectus and a registration statement on Form F-10 (including the preliminary short form prospectus) relating to the Offering have been filed with applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the “SEC”), respectively. The preliminary short form prospectus and registration statement are subject to completion and amendment.

The prospectus contains important information about the Offering. Before readers invest, they should read the prospectus (as also included in the registration statement) and other documents the Company has filed with Canadian securities regulatory authorities and the SEC for more complete information about the Company and the Offering. Potential investors may obtain those documents filed with Canadian securities regulatory authorities for free by visiting SEDAR at www.sedar.com or those documents filed with the SEC for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any Underwriter or any dealer participating in the Offering will arrange to send potential investors the prospectus without charge if requested from National Bank Financial Inc. at 130 King Street West, 4th Floor Podium, Toronto, Ontario M5X 1J9, Telephone: (416) 869-6534, Fax: (416) 869-1010.

If any related parties of the Company acquire Shares under the Offering, such participation would be considered to be a “related party transaction” within the meaning of Multilateral Instrument 61-101 (“MI 61-101”). The Company intends to rely on the exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of any related party participation on the basis that neither the aggregate fair market value of the Shares to be distributed to nor the consideration to be paid by related parties will exceed 25% of the Company’s market capitalization as determined under MI 61-101.

Pursuant to an agreement between the Company and SSR Mining Inc. (“SSR Mining”) dated November 28, 2018 (see news release dated November 29, 2018), SSR Mining has a right to maintain its pro rata ownership interest of up to 9.9% of the outstanding shares of SilverCrest. The Company has agreed to extend the time period during which SSR Mining must exercise such right to 45 days from the date that SilverCrest gives SSR Mining notice of the Offering.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Anne Yong, Chief Financial Officer

Telephone: (604) 694-1730

Item 9.	Date of Report

December 9, 2019

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